UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-14187

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: RPM International Inc. 401(k) Trust and Plan, as amended

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: RPM International Inc. 2628 Pearl Road, P.O. Box 777, Medina, Ohio 44258

RPM INTERNATIONAL INC.

401(k) TRUST

AND PLAN

FINANCIAL

STATEMENTS

DECEMBER 31,

2016 AND 2015

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Report of Independent Registered Public Accounting Firm

To the Audit Committee

RPM International Inc. 401(k) Trust and Plan

Medina, Ohio

We have audited the accompanying statements of net assets available for benefits of the RPM International Inc. 401(k) Trust and Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Cleveland, Ohio

June 26, 2017

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Statements of Net Assets Available for Benefits

	December 31, 2016	December 31, 2015
ASSETS

Investments, at fair value	$696,306,811	$637,033,855

Receivables
Notes receivable from participants	8,875,375	8,277,386
Employer’s contribution	422,364	395,858
Participants’ contributions	774,537	720,184

	10,072,276	9,393,428

NET ASSETS AVAILABLE FOR BENEFITS	$706,379,087	$646,427,283

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Statement of Changes in Net Assets Available for Benefits

For The Year Ended December 31, 2016

Additions To Net Assets Attributed To:

Contributions
Participants	$31,864,571
Employer	16,590,135
Rollover	2,826,191	$51,280,897

Investment Income
Interest, dividends and other	7,917,972
Unrealized gain on investments	22,355,632
Realized gain on sale of investments	14,735,989	45,009,593

Interest on notes receivable from participants		355,856

Assets transferred from another trustee		5,811,158

		102,457,504

Deductions from Net Assets Attributed To:

Benefits paid to participants	42,153,583
Administrative expenses	352,117	42,505,700

Net Increase		59,951,804

Net Assets Available for Benefits:

Beginning of year		646,427,283

End of year		$706,379,087

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE A – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the RPM International Inc. 401(k) Trust and Plan (the Plan) have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when received. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participant Accounts

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Contributions

Contributions are recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2015 financial statement presentation to correspond to the current year’s format. Total net assets available for benefits are unchanged as a result of these reclassifications.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE A – Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit- Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (Ill) Measurement Date Practical Expedient. This standard simplifies certain financial statement reporting and disclosure requirements for employee benefit plans. ASU 2015-12 is effective for the Company for the 2016 plan year, with early adoption permitted. Parts I and II require retrospective application, and Part Ill requires prospective application. The Company chose to adopt Part II for the 2015 plan year. Parts I and Ill are not applicable to this Plan. The adoption of ASU 2015-12 did not have a material impact on the financial statements.

In May 2015, the FASB issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application for all periods presented. The Plan elected to early adopt ASU 2015-07 effective December 31, 2015. As a result of adoption of ASU 2015-07, the Plan retrospectively modified its fair value disclosures.

NOTE B - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, adopted on June 1, 1996, is a defined contribution retirement savings plan covering substantially all domestic non-union employees of participating subsidiaries of RPM International Inc. (the Company and Plan Sponsor). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility

Full-time employees, as defined, are eligible to participate in the Plan provided they have worked for the Company for a period of 3 months. Part-time employees, as defined, are eligible to participate provided they have worked for the Company for a period of 12 months and have met certain hour requirements.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE B - Description of the Plan (continued)

Contributions

Participants may contribute up to 50% of their gross annual compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of investment funds as investment options for participants. The Plan is a Safe Harbor 401(k) plan. The Company matches up to a maximum rate of 100% of the first 3% and 50% of the next 2% of employee deferrals. The matching Company contribution is invested in the same manner in which the participants invest their own contributions. Contributions are subject to certain limitations, as defined.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Vesting is immediate for contributions, both for employee and employer, and earnings thereon.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants can only have one loan outstanding under the Plan at any time. Loan terms may not exceed five years. The loans are secured by the balance in the participant’s account and bear interest interest at a fixed rate between 4.00% and 10.25% as determined by the Plan Sponsor at the date of issuance. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of a participant’s employment, including termination by reason of death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her accounts or regular installments over any period not to exceed ten years.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.

Plan Expenses

During 2016, certain administrative expenses, and other expenses incurred in connection with the sale, purchase, and management of the assets of the investment funds were paid by the Plan.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements

The Plan follows the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures which defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements. Fair Value Measurements and Disclosures does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

Fair Value Measurements and Disclosures establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobserved inputs (Level 3 measurement). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
	•	Quoted prices for similar assets or liabilities in active markets;
	•	Quoted prices for identical or similar assets or liabilities in inactive markets;
	•	Inputs other than quoted prices that are observable for the asset or liability;
	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Mutual Funds: Valued at quoted prices from an active market, which represents the net asset value (NAV) of shares held by the Plan at year-end.

Common Stock Fund: The Common Stock Fund is a unitized fund. The fund consists of common stock and common/collective trusts and is valued at NAV based on the fair value of the underlying investments held by the fund less its liabilities. The use of NAV as fair value is deemed appropriate as the collective trust funds do not have finite lives, unfunded commitments relating to these types of investments, or significant restriction on redemptions.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

Common/Collective Trusts: Valued using the NAV based on the fair value of the underlying investments held by the fund less its liabilities. The use of NAV as fair value is deemed appropriate as the collective trust funds do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.

Insurance Contracts: Valued at cash surrender value, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015:

Assets at Fair Value as of December 31, 2016

	Level 1	Level 2	Level 3	Total
Mutual Funds	$570,396,638	$-	$-	$570,396,638
Insurance Policies	-	-	44,370	44,370

Total Assets in the fair value hierarchy	570,396,638	-	44,370	570,441,008
Investments measured at NAV (a)				125,865,803

Investments at Fair Value	$570,396,638	$-	$44,370	$696,306,811

Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual Funds	$526,340,055	$-	$-	$526,340,055
Insurance Policies	-	-	42,773	42,773

Total Assets in the fair value hierarchy	526,340,055	-	42,773	526,382,828
Investments measured at NAV (a)				110,651,027

Investments at Fair Value	$526,340,055	$-	$42,773	$637,033,855

(a) In accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2016:

Insurance Policies

Balance, beginning of year	$42,773
Unrealized gains relating to instruments still held at the reporting date	1,597

Balance, end of year	$44,370

NOTE D - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as determined by the Company.

NOTE E - Income Tax Status

The Plan obtained its latest determination letter on December 17, 2014, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE F - Related Party and Parties-in-Interest Transactions

The diversified Stable Value Fund is a common trust fund managed by Wells Fargo Bank N.A. Wells Fargo Bank N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee amounted to $352,117 for the year ended December 31, 2016.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE F - Related Party Transactions (continued)

In addition, at December 31, 2016, the Plan held shares of RPM International Inc. common stock valued at $47,041,445. At December 31, 2015, the Plan held shares of RPM International Inc. common stock valued at $40,601,202. Transactions involving these investments are allowable party-in-interest transactions under ERISA.

NOTE G - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note H - Evaluation of Subsequent Events

The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2016, through the date the financial statements were available to be issued, for possible recognition or disclosure in those financial statements. Based on this evaluation, other than as recorded or disclosed within the financial statements and related notes, the Plan has determined that there were no events that were required to be recognized or disclosed.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

EIN #02-0642224

PLAN NUMBER 011

SCHEDULE H, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2016

(a)	(b)	(c)	(e)

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value at December 31, 2016
	Registered Investment Companies
	Fidelity Contrafund	Registered investment company	$74,602,620
	Harbor Capital Appreciation Instl	Registered investment company	65,865,040
	American Washington Mutual Investors Fund	Registered investment company	52,684,149
	Janus Balanced Fund	Registered investment company	47,824,650
	Vanguard Instl Index Fund	Registered investment company	37,790,538
	VOYA Midcap Opportunities	Registered investment company	34,942,853
	Vanguard Midcap Index	Registered investment company	33,968,802
	Vanguard Target Retirement 2040 Fund	Registered investment company	32,027,595
	Dodge & Cox International Stock Fund	Registered investment company	24,618,051
	Vanguard Target Retirement 2030 Fund	Registered investment company	20,139,649
	Vanguard Target Retirement 2020 Fund	Registered investment company	19,609,760
	Vanguard Target Retirement 2025 Fund	Registered investment company	19,504,817
	Fidelity Advisor Government Investment Fund	Registered investment company	18,484,228
	Prudential Total Return Bond Fund	Registered investment company	16,451,973
	Vanguard Small Cap Index SIG	Registered investment company	14,446,262
	American Europacific Growth Fund	Registered investment company	11,609,207
	Vanguard Target Retirement 2035 Fund	Registered investment company	10,912,543
	Vanguard Target Retirement 2045 Fund	Registered investment company	7,461,768
	Vanguard Target Retirement 2015 Fund	Registered investment company	7,343,468
	Vanguard Target Retirement 2050 Fund	Registered investment company	5,537,162
	Vanguard Target Retirement 2055 Fund	Registered investment company	3,874,941
	Vanguard Total Bond Market Index Fund	Registered investment company	3,203,479
	Templeton Global Total Return	Registered investment company	2,972,476
	Vanguard Target Retirement Fund	Registered investment company	2,951,171
	Vanguard Total International Index Fund	Registered investment company	1,194,310
	Vanguard Target Retirement 2060 Fund	Registered investment company	374,348

	Total Registered Investment Companies		570,395,860

	Common / Collective Trust
*	Wells Fargo Stable Return Fund	Common/collective trusts	76,834,071

	Company Stock Fund
*	RPM International Inc. Stock Fund	Company stock	47,041,445
*	Wells Fargo Stable Return Fund	Common/collective trusts	1,990,287

			49,031,732

	Life Insurance and Other
	Northwestern Mutual Life Insurance	Life insurance	44,370
	Cash	Cash	778

			45,148

	Total Investments		$696,306,811

*	Notes receivable from participants	Loans (4.00% to 10.25%)	$8,875,375

	Denotes an allowable party in interest

	Note: The “Cost” column is not applicable because all the Plan’s investment options are participant directed.

See accompanying notes to financial statements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

By: RPM International Inc. (Plan Administrator)

/s/ Janeen Kastner
Janeen Kastner, Vice President—Corporate Benefits & Risk Management

Date: June 26, 2017

EXHIBIT INDEX

23.1	Consent of BDO USA, LLP